Exhibit 3.1

CERTIFICATE OF DESIGNATIONS

OF THE

FIG GAME SHARES – WASTELAND 3

SERIES OF PREFERRED STOCK OF

FIG PUBLISHING, INC.

March 20, 2017

FIG PUBLISHING, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), hereby certifies that the following resolution pertaining to the shares of its Fig Game Shares – Wasteland 3 series (the “Fig Game Shares – Wasteland 3”) of preferred stock of the Company, par value of $0.0001 per share (the “Preferred Stock”), was adopted by the board of directors of the Company (the “Board”) by unanimous written consent of the Board as required by Section 151 of the General Corporation Law of the State of Delaware. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Company’s Second Amended and Restated Certificate of Incorporation (the “Amended Certificate”) or, if not defined therein, in the offering circular for the sale of the Preferred Stock, initially filed with the U.S. Securities and Exchange Commission in December 2016 (in its final form, the “Offering Circular”).

WHEREAS, in connection with the establishment of any series of Preferred Stock, the Board is authorized to fix the powers, terms, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, if any, including without limitation dividend rights, mandatory and optional redemptions and liquidation rights, of any wholly unissued series of Preferred Stock and the number of shares constituting any series; and

WHEREAS, it is the desire of the Board, pursuant to its authority as aforesaid, to fix the powers, terms, designations, preferences, rights, qualifications, limitations and restrictions relating to the Fig Game Shares – Wasteland 3:

NOW, THEREFORE, BE IT RESOLVED, that, pursuant to the authority vested in the Board and the provisions of the Amended Certificate, the designation and number of shares thereof and the relative powers, designations, preferences, rights, qualifications, limitations and restrictions of the Fig Game Shares – Wasteland 3 are as follows:

DESIGNATION:	Fig Game Shares – Wasteland 3.

AUTHORIZED SHARES:	1,250 shares.

FIG GAME SHARES – WASTELAND 3 ASSET:	An undivided percentage interest in the following: (i) all assets, liabilities and businesses of the Company to the extent attributed to the publishing rights held by the Company under the publishing license agreement between the Company and inXile Entertainment, Inc. (“inXile”), entered into in connection with the development and publication of the video game Wasteland 3 (the “Game”), as amended from time to time through the date of this certificate of designations (the “License Agreement”); (ii) all assets, liabilities and businesses acquired or assumed by the Company for the account of such publishing rights, or contributed, allocated or transferred to the Company in connection with such publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such publishing rights, or indebtedness of the Company incurred in connection with such publishing rights), in each case, after the date hereof; and (iii) the proceeds of any disposition of any of the foregoing. The “undivided percentage interest” referred to in the preceding sentence will be equal to the Fig Games Shares Allotment Percentage applicable to Fig Game Shares – Wasteland 3 (as described in the Offering Circular), such Fig Games Shares Allotment Percentage to be determined upon the closing of the offering of WL3 Units by Fig WL3, LLC and the closing of the offering of Fig Game Shares – Wasteland 3 by the Company (all as described in the Offering Circular). The Fig Game Shares – Wasteland 3 Asset does not include intellectual property rights in the Game.

VOTING POWERS:	No voting powers.

DIVIDEND:

Provided the Game is successfully developed and published, the Company will thereafter receive sales receipts from sales of the Game, net of any distributor’s fees, pursuant to the License Agreement, and will share those receipts as follows: (1) receipts will be allocated into a revenue share for inXile and a revenue share for the Company, in the proportions specified in the License Agreement; (2) the Company will allot part of its revenue share to Fig Game Shares – Wasteland 3 and the remaining part to WL3 Units, issued by Fig WL3, LLC, which are also designed to reflect the economic performance of the Game, with these allotments to be made in the same proportion that the proceeds from the two separate securities offerings bear to the amount of funds to be provided from the Company’s general account in support of the development of the game (such amount, the “Fig Funds”), and the size of the allotments not to be finally determined until both offerings are closed; (3) the Company will pay the holders of Fig Game Shares – Wasteland 3 a minimum of 70% of the Fig Game Shares – Wasteland 3 allotment, in the form of dividends, subject to the Company’s dividend policy; and (4) the Board may in its discretion from time to time pay more than 70% of the Fig Game Shares – Wasteland 3 allotment to the holders of Fig Game Shares – Wasteland 3, if in its view business conditions permit it. Aggregate dividend amounts will be distributed equally among all holders of Fig Game Shares – Wasteland 3, in proportion to the number of shares held. See “The Current Game, Developer and Shares”, “Our Dividend Policy” and “Description of Company Securities” in the Offering Circular.

In all events, the Board may decide not to pay a dividend or to reduce the size of a dividend if the Board believes it would be necessary or prudent to retain earnings in order to avoid a material adverse effect on the Company’s financial condition or results of operations (in which case the unpaid dividend amount will accrue for future payment), and dividends will not be declared or paid if prohibited under applicable law. To the extent the Board determines not to pay a dividend or to reduce the size of a dividend, it will impose the underpayment in a manner equitable to all of its then-outstanding series of Fig Game Shares Preferred Stock (which will be presumed to mean imposing the underpayment proportionally across all of the Company’s then-outstanding series of Fig Game Shares Preferred Stock, by reducing the dividend amounts to all such series in proportion to the dividend amounts they would otherwise have received; but which may mean imposing the underpayment in some other manner if the Board concludes that such other manner would be clearly more equitable than such proportional imposition).

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Subject to the foregoing, dividends on Fig Game Shares – Wasteland 3 will be declared every six months, as of every November 15 and May 15, and paid thereafter, in all events after such time (if ever) as the Game is successfully developed and published and the Company begins to receive Game sales receipts.

CANCELLATION BY THE COMPANY:

The Board may, in its discretion, cancel the series of Fig Game Shares – Wasteland 3. Such cancellation would mean that all rights of a holder of Fig Game Shares – Wasteland 3 would cease and such holder would no longer be entitled to dividends or any other economic or other benefit. In general, the Company would expect to cancel a series of Fig Game Shares Preferred Stock if the associated game has failed to meet a minimum earnings floor following a sufficiently extensive period of time. Under the License Agreement, the Company’s revenue share will decrease to 0% after the Company receives less than $1,000 under the License Agreement for three consecutive months, subject to reinstatement at the prior rate if the Company thereafter receives $1,000 or more under the License Agreement for three consecutive months. Although the purpose of the Company’s cancellation rights is to help the Company avoid incurring unnecessary administrative costs, and thereby benefit the Company and shareholders as a whole, there can be no assurance that the Company will not cancel a series of Fig Game Shares Preferred Stock before the earnings potential of the associated game has been completely and irreversibly exhausted, and thereby deny the holders of such Fig Game Shares Preferred Stock some additional amount of dividends.

The Board, in its discretion, may also cancel the series of Fig Game Shares – Wasteland 3 in the event of a Disposition Event (as defined in the Amended Certificate) in which all or substantially all of the Fig Game Shares – Wasteland 3 Asset is disposed of, as described in “Dividend or Redemption upon Disposition of Fig Game Shares – Wasteland 3 Asset” herein.

DIVIDEND OR REDEMPTION UPON DISPOSITION OF FIG GAME SHARES – WASTELAND 3 ASSET:

In the event of a Disposition Event (as defined in the Amended Certificate), in which the Fig Game Shares – Wasteland 3 Asset is disposed of, on or prior to the 120th day following the consummation of such Disposition Event, the Board may, in its discretion, but is not required to:

(i)       declare and pay a dividend in cash, securities (other than shares of the series of Fig Game Shares – Wasteland 3) or other assets of the Company, or any combination thereof, to the holders of shares of the series of Fig Game Shares -- Wasteland 3, with an aggregate Fair Value (as defined in the Amended Certificate) equal to the Allocable Net Proceeds (as defined in the Amended Certificate) of such Disposition Event as of the Determination Date (as defined in the Amended Certificate), such dividend to be paid on all shares of Fig Game Shares – Wasteland 3 outstanding as of the Determination Date on an equal per share basis; and thereafter, in its discretion, cancel the series of Fig Game Shares – Wasteland 3 if permitted under the terms described under “Cancellation by the Company” herein; or

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(ii)       if such Disposition Event involves all (and not merely substantially all) of the Fig Game Shares – Wasteland 3 Asset, redeem all outstanding Fig Game Shares – Wasteland 3 for cash, securities (other than shares of the series of Fig Game Shares – Wasteland 3) or other assets of the Company, or any combination thereof, with an aggregate Fair Value equal to the Allocable Net Proceeds of such Disposition Event as of the Determination Date, such aggregate amount to be allocated among all Fig Game Shares – Wasteland 3 outstanding as of the Determination Date on an equal per share basis; or

(iii)       combine all or any portions of (i) or (ii) above on a pro rata basis among all holders of Fig Game Shares – Wasteland 3.

LIQUIDATION:

In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of Fig Game Shares – Wasteland 3 outstanding shall be entitled to receive (i) all dividends and other distributions declared or accrued on such series by the Board but not yet paid, plus (ii) an amount equal to the value of the total assets of the Fig Game Shares – Wasteland 3 Asset less the total liabilities of such Fig Game Shares – Wasteland 3 Asset, in each case ratably in proportion to the number of Fig Game Shares – Wasteland 3 held by them and subject to the application of the Fig Game Shares Allotment Percentage; but in such event such holders shall not be entitled to any additional amounts.

TRANSFER RESTRICTIONS:	No holder of Fig Game Shares – Wasteland 3 shall, directly or indirectly, sell, give, assign, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of such shares, in whole or in part, except under circumstances that would constitute compliance with the restrictions imposed by Rule 144 under the Securities Act of 1933 on the transfer of securities of issuers that are not subject to the reporting requirements of sections 13 or 15(d) of the Securities Exchange Act of 1934. Such circumstances must be demonstrated to the Company prior to such disposition, by means of a certification as to the facts of the proposed disposition and any other document or documents, including without limitation an opinion of counsel, as the Company may require in its sole discretion, each such document being in form and substance satisfactory to the Company in its sole discretion.

; AND BE IT

RESOLVED FURTHER, that such Preferred Stock shall have such other powers, terms, designations, preferences, rights and privileges; relative, participating, optional and other special rights; and qualifications, limitations and restrictions thereof as set forth in the Amended Certificate.

(Signature Page Follows)

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IN WITNESS WHEREOF, the Company has caused this Certificate of Designations of the Fig Game Shares – Wasteland 3 to be executed by its Chief Operating Officer as of the date first set forth above.

FIG PUBLISHING, INC.

By:	/s/ Jonathan Chan
Name:	Jonathan Chan
Title:	Chief Operating Officer

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